Exhibit 99.17
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED MAY 31, 2010
The following Management’s Discussion and Analysis (“MD&A”) provides Management’s point of view on the financial position and the results of operations of Theratechnologies Inc. (“Theratechnologies” or the “Company”), for the three-month and six-month periods ended May 31, 2010, as compared to the three-month and six-month periods ended May 31, 2009. This view contains certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto as at May 31, 2010, as well as the MD&A and audited consolidated financial statements including the related notes thereto as at November 30, 2009. Unless specified otherwise, all amounts are in Canadian dollars.
Financial Overview
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or some of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor.
The Company’s growth strategy is centered upon the development of tesamorelin. In late 2008, Theratechnologies entered into a collaboration and licensing agreement with EMD Serono, Inc. (“EMD Serono”) (an affiliate of Merck KGaA, Darmstadt, Germany), for the exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States. The principal strategic objective of Theratechnologies is to obtain regulatory approval for tesamorelin in this indication and good progress was made in the second quarter by participating in the U.S. Food and Drug Administration (“FDA” or the “Agency”) Endocrinologic and Metabolic Drugs Advisory Committee. On May 27, 2010, the Committee recommended by a 16 to 0 unanimous vote that tesamorelin be granted marketing approval by the FDA for this treatment. Although advisory committees provide their recommendations to the FDA, the final decisions on marketing approvals are made by the Agency. The FDA has indicated that the action goal date, which is the target date for the FDA to complete its review of the tesamorelin New Drug Application (“NDA”), will be July 27, 2010. If tesamorelin is approved, the Company expects to receive regulatory milestone payments, royalties and additional milestone payments from sales of tesamorelin by EMD Serono in the U.S.
In addition, Theratechnologies has begun building inventory in preparation for the launch of tesamorelin in the U.S., in the event of FDA approval. In the coming months, the Company will continue building inventory.
In the event of approval of tesamorelin, the anticipated 2010 adjusted burn rate of $24,000,000 could be increased by 5 to 10%. Principal components of the potential increase in spending include the qualification of back-up suppliers for tesamorelin and the drug’s fill and finish operation, as well as preparations for the filing of a New Drug Submission in Canada. Most of these costs would be associated to projects that are non-repetitive in nature and would be related to the acceleration of activities in the current business plan.
Revenues
Consolidated revenues for the three-month period ended May 31, 2010, amounted to $2,226,000, compared to $2,317,000 for 2009. The decreased revenues for the second quarter of 2010 are related to lower interest revenues due to a lower cash position and a lower interest rate on investments compared to the same period in 2009. For the six-month period ended May 31, 2010, consolidated revenues were $4,521,000, compared to $4,326,000 for the same period in 2009. The
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

increased revenues for the six-month period in 2010 are related to a longer amortization period (6 months in 2010 versus 5.5 months in 2009) for the initial payment received within the collaboration and licensing agreement with EMD Serono.
The initial payment received upon the closing of the agreement with EMD Serono of $27,097,000 has been deferred and is being amortized over its estimated service period on a straight-line basis. This period may be modified in the future based on additional information that the Company may receive. For the three-month period ended May 31, 2010, an amount of $1,711,000 ($1,711,000 for the same period in 2009) was recognized as revenue related to this transaction, while an amount of $3,423,000 was recognized as revenue for the six-month period related to this transaction ($3,137,000 for the same period in 2009). At May 31, 2010, the deferred revenues related to this transaction recorded on the balance sheet amounted to $17,114,000.
R&D Activities
Research and development (“R&D”) expenses, before tax credits, totalled $4,259,000 for the second quarter of 2010, compared to $5,696,000 in 2009. For the six-month period ended May 31, 2010, R&D expenses were $8,368,000, compared to $12,011,000 for the same period in 2009, representing a decrease of 30.3%. The R&D expenses incurred in the second quarter of 2010 are mainly related to regulatory activities connected with the preparation for the FDA Advisory Committee meeting, whereas the expenses incurred in the second quarter of 2009 were principally related to the end of the Phase 3 clinical trials evaluating tesamorelin in HIV-associated lipodystrophy and the preparation of the NDA which was submitted to the FDA in May 2009. This explains the significant reduction in R&D expenses in accordance with the Company’s plans.
Other Expenses
For the second quarter of 2010, general and administrative expenses amounted to $2,057,000, compared to $1,857,000 for the same period in 2009. For the six-month period ended May 31, 2010, general and administrative expenses amounted to $3,858,000, compared to $4,178,000 for the same period in 2009. The increase in the second quarter of 2010 is due to costs associated with heightened communication activities related to the FDA Advisory Committee meeting as well as increases in other administrative expenses, partially offset by a reduction in the foreign exchange loss. The higher expenses in the six-month period of the prior year were primarily due to costs associated with revising the Company’s business plan and an increase in foreign exchange loss for the year.
Selling and market development expenses amounted to $764,000 for the second quarter of 2010, compared to $540,000 for the same period in 2009. For the six-month period ended May 31, 2010, selling and market development expenses amounted to $1,380,000, compared to $1,021,000 for the same period in 2009. The increase in the selling and market development expenses are principally due to business development and market research expenses for territories outside the United States. These expenses also include activities associated with the management of the agreement with EMD Serono.
Net Results
Taking into account the revenues and expenses described above, the Company recorded a second quarter net loss of $4,823,000 ($0.08 per share), compared to a net loss of $5,430,000 ($0.09 per share) for the same period in 2009. For the six-month period ended May 31, 2010, the net loss was $9,090,000 ($0.15 per share), compared to a net loss of $16,184,000 ($0.27 per share) for the same period in 2009.
The net loss in the second quarter of 2010 includes a revenue of $1,711,000 related to the agreement with EMD Serono. Excluding this item, the adjusted net loss amounted to $6,534,000 in 2010, a decrease of 8.5% compared to the same period in 2009. For the six-month period, the net loss included revenue and fees related to the agreement with EMD Serono. Excluding those items, the adjusted net loss amounted to $12,513,000, compared to $15,052,000 for the same period in 2009, representing a decrease of 16.9%.

Financial Position
At May 31, 2010, liquidities, which include cash and bonds, amounted to $49,048,000, and tax credits receivable amounted to $2,002,000, for a total of $51,050,000.
Taking into account the revenues and expenses described above, for the three-month period ended May 31, 2010, the burn rate from operating activities, excluding changes in operating assets and liabilities, was $4,387,000, compared to $4,988,000 in 2009. Excluding the revenue and fees related to the agreement with EMD Serono, the adjusted burn rate from operating activities, excluding changes in operating assets and liabilities, was $6,098,000 for the quarter ended May 31, 2010, compared to $6,699,000 for the second quarter of 2009, a decrease of 9%.
Taking into account the revenues and expenses described above, for the six-month period ending May 31, 2010, the burn rate from operating activities, excluding changes in operating assets and liabilities, was $8,248,000, compared to $15,400,000 for the same period in 2009. Excluding the revenue and fees associated with the agreement with EMD Serono, the adjusted burn rate from operating activities, excluding changes in operating assets and liabilities, was $11,671,000, compared to $14,268,000 for the corresponding period in 2009, representing a decrease of 18.2%.
Quarterly Financial Information
The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters. This information has been restated following the adoption of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets.
(in thousands of Canadian dollars, except per share amounts)

	2010				2009		2008
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	$2,226	$2,295	$2,246	$13,148	$2,317	$2,009	$616	$710
Net (loss) earnings	$(4,823)	$(4,267)	$(4,698)	$5,824	$(5,430)	$(10,754)	$(15,145)	$(11,220)
Basic and diluted (loss) earnings per share	$(0.08)	$(0.07)	$(0.08)	$0.10	$(0.09)	$(0.18)	$(0.26)	$(0.19)

As described above, the increased revenues in 2010 and 2009 are related to the amortization of the initial payment received at the closing of the agreement with EMD Serono, as well as the milestone payment of $10,884,000 recorded in August 2009. The increase in the fourth quarter net loss in 2008 is due to impairment charges for intellectual property.
Non-GAAP Measures
The Company uses measures that do not conform to GAAP to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, these measures should not be considered in isolation. The Company uses non-GAAP measures such as adjusted net loss and the adjusted burn rate from operating activities before changes in operating assets and liabilities, to measure its performance from one period to the next without including changes caused by certain items that could potentially distort the analysis of trends in its operating performance, and because such measures provide meaningful information on the Company’s financial condition and operating results.

Definition and Reconciliation of Non-GAAP Measures
In order to measure performance from one period to another, without accounting for changes related to the impact of revenues and fees associated with the collaboration and license agreement with EMD Serono, management uses adjusted net loss and adjusted burn rate from operating activities before changes in operating assets and liabilities. These items are excluded because they affect the comparability of the financial results and could potentially distort the analysis of trends in the Company’s operating performance. The exclusion of these items does not necessarily indicate that they are non-recurring.
(Thousands of dollars)

	May 31st		May 31st
	(3 months)		(6 months)
Adjusted net loss	2010	2009	2010	2009
Net loss, per the financial statements	$(4,823)	$(5,430)	$(9,090)	$(16,184)
Adjustments:
Revenue associated with a collaboration and license agreement (note 6 to the consolidated financial statements)	(1,711)	(1,711)	(3,423)	(3,137)
Fees associated with collaboration and license agreement	—	—	—	4,269

Adjusted net loss	$(6,534)	$(7,141)	$(12,513)	$(15,052)

	May 31st		May 31st
	(3 months)		(6 months)
Adjusted burn rate before changes in operating assets and liabilities	2010	2009	2010	2009
Burn rate before changes in operating assets and liabilities, per the financial statements	$(4,387)	$(4,988)	$(8,248)	$(15,400)
Adjustments:
Revenue associated with a collaboration and license agreement (note 6 to the consolidated financial statements)	(1,711)	(1,711)	(3,423)	(3,137)
Fees associated with collaboration and license agreement	—	—	—	4,269

Adjusted burn rate before changes in operating assets and liabilities	$(6,098)	$(6,699)	$(11,671)	$(14,268)

New Accounting Policies
In February 2008, the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada, as used by public companies, will converge with International Financial Reporting Standards (“IFRS”). The Company’s changeover from current Canadian GAAP to IFRS applies to the fiscal year beginning December 1, 2011 (the “Changeover” date), when the Company will report financial information for the first quarter ending February 29, 2012, and that of the comparative period in accordance with IFRS.
IFRS uses a conceptual framework similar to Canadian GAAP, but presents significant differences in recognition, measurement and the disclosure of information. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are better aligned with IFRS, thus mitigating the impact of conversion to IFRS. Further, the International Accounting Standards Board (“IASB”) will continue to issue new, or amend existing accounting standards during the conversion period. It will therefore be impossible to determine the final and complete impact on the Company’s consolidated financial statements of applying IFRS prior to knowing all applicable IFRS standards at the Changeover date.

Conversion Plan
The Company’s IFRS convergence project includes four steps: diagnostic and planning, detailed analysis, design, and implementation.
Phase One: Diagnostic Phase — This phase involves establishing a transition plan to IFRS and the initial identification of differences between Canadian GAAP and IFRS.
Phase Two: Detailed Analysis — This phase involves a comprehensive assessment of the differences between the Company’s current accounting policies and the requirements of IFRS in order to evaluate the impact on the Company. In addition, the detailed analysis will identify training requirements, and determine eventual changes to business processes and information systems.
Phase Three: Design — This phase consists of an analysis of the available accounting options under IFRS, notably the exceptions, exemptions and actual choices available for the transition and the preparation of draft IFRS financial statements and the accompanying notes. In addition, it is during this phase that changes to the business processes and the information systems are designed.
Phase Four: Implementation — This phase involves implementing changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and the impact on taxation, parallel accounting under Canadian GAAP and IFRS and preparing detailed reconciliations between Canadian GAAP and IFRS financial statements.
Conversion Progress
The Company has completed the Diagnostic Phase in which the preliminary plan for the transition from current GAAP to IFRS was completed and a team to implement the project was formed. The team, overseen by the senior financial officers, provides governance, management and support for the entire project and meets with the members of the Audit Committee quarterly in order to provide an update on the progress achieved and to discuss important issues. A similar exercise is also performed with the external auditors.
The Company has now begun the Detailed Analysis Phase which entails a comprehensive analysis of the IFRS changes identified in the Diagnostic Phase and the exemptions concerning the transition to IFRS as foreseen in IFRS 1.
Potential Impact on the Company
According to the comparative analysis of the current IFRS with Canadian GAAP, upon which the Company’s accounting practices are now based, the principal changes could affect the following accounting practices:
•	Presentation of financial statements
•	Foreign exchange conversion
•	Stock-based payment
•	Impairment of assets
This list is not comprehensive and only lists the principal differences in accounting practices that, according to the Company’s current analysis, will flow from the conversion to IFRS.
However, analysis of the changes is still in progress and certain decisions remain to be made with respect to available choices of accounting practices. Furthermore, the organizations overseeing Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements in future years. The areas of differences should be based on existing Canadian GAAP and the IFRS that will be in effect on November 30, 2012. At this point in time, the Company is not able to reliably quantify the full impact of these differences on its consolidated financial statements.
The Company continues to evaluate the impact of transitioning to IFRS on the communication of its financial results. At present, the impact of this transition on the Company’s financial position and future operating results can neither be determined nor estimated in a reasonable fashion.
Outstanding Share Data
On July 6, 2010, the number of shares issued and outstanding was 60,497,934, while outstanding options granted under the stock option plan were 2,897,472.
Contractual Obligations
There were no material changes in contractual obligations during the first six months of the year, other than in the ordinary course of business.
Economic and Industry Factors
Economic and industry factors were substantially unchanged from those reported in the Company’s 2009 Annual Report.
Forward-Looking Information
This MD&A for the second quarter of 2010 contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy by the FDA, the receipt of milestone payments and/or royalties under the agreement entered into with EMD Serono, the filing of a New Drug Submission in Canada, the potential increase in the adjusted burn rate, and the completion of a conversion plan to IFRS. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or variations of them denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that the FDA does not approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, the risk that the payment of milestones is delayed or not received or that the royalties from the sale of tesamorelin are not received, the risk that the preparation of a New Drug Submission in Canada is delayed or is not completed, the risk that the Company is unable to enter into commercial agreements with third parties to qualify back-up suppliers of tesamorelin, and the risk that the timeline for preparing a conversion plan to IFRS is not met.
Although the forward-looking information contained herein is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption, among others, that the FDA will approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, sales of tesamorelin in the United States will be successful, no issue will occur in the preparation of a New Drug Submission in Canada, the Company is able to enter into commercial agreements with third parties to qualify back-up suppliers of tesamorelin, and the Company will not experience any difficulties in preparing a conversion plan to IFRS.
Consequently, all of the forward-looking information is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, its financial condition or its results of operation. Furthermore, the forward-looking information reflects current expectations regarding future events only as of the date of release of this MD&A.
Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details on the risks and descriptions of the risks are disclosed in the “Risk and Uncertainties” section of the Company’s Annual Information Form, dated February 23, 2010, for the year ended November 30, 2009. This MD&A is dated July 7, 2010, and has been approved by the Audit Committee.
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